Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

TIAN RUIXIANG HOLDINGS LTD

FOR THE EXTRAORDINARY GENERAL MEETING OF

THE HOLDERS OF CLASS A ORDINARY SHARES

TO BE HELD ON JANUARY 20, 2025 at 10:00 A.M., EASTERN TIME

The undersigned, being a shareholder of TIAN RUIXIANG Holdings Ltd, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Holders of the Company’s Class A Ordinary Shares (the “EGM”) and the Proxy Statement, each dated December 26, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the EGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the EGM to be held on January 20, 2025, at 10:00 a.m., Eastern Time, at Room 918, Jingding Building, Xicheng District, Beijing, China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/TIRX2025, and to vote all Class A Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no such direction is made and the chairman of the EGM is appointed as proxy, this proxy will be voted in accordance with the Board of Director’s recommendations.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

The Board of Directors Recommends you vote FOR the following proposals:		Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:	It is resolved, as a Special Resolution passed by holders of two-thirds of the issued Class A Ordinary Shares in accordance with Article 3(c), that the variation of the rights attaching to Class A Ordinary Shares resulting from the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll being increased from 18 votes to 600 votes for each Class B Ordinary Share they hold is approved.	☐	☐	☐
PROPOSAL NO. 2:

It is resolved, as an Ordinary Resolution, to adjourn the extraordinary general meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the annual general meeting of the Company scheduled to be held on or about the date of the meeting.

If voting by mail, the duly completed and signed form of this proxy card must be received on or before 11:59 p.m. the date of the EGM, or any adjournment of the EGM, to be valid.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Share Owner signs here	Joint-Owner signs here

Date:	Date: